

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

June 14, 2005

Mr. Robert W. Peshek
Senior Vice President and Chief Financial Officer
Belden & Blake Corporation
5200 Stoneham Road
North Canton, Ohio 44720

> **Re:** **Belden & Blake Corporation**
> **10-K for the fiscal year ended December 31, 2004**
> **Response letter dated May 26, 2004**
> **File No. 0-20100**

Dear Mr. Peshek:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page F-1

Consolidated Statements of Shareholders' Equity (Deficit), page F-5

1.   We note your response to comment one in our letter dated May 16, 2005. We understand that the options you repurchased in each of 2002, 2003 and 2004 that resulted in reductions of Paid in Capital of $29 thousand, $48 thousand and $283 thousand, respectively, were subject to variable accounting. If our understanding is not correct, please explain to us in further detail the accounting for these option repurchases.

In addition, please tell us the consideration you gave to EITF 85-45 in the accounting for the 488,843 options that were repurchased as part of the Merger.

Consolidated Statements of Cash Flows, page F-6

2.   We have reviewed your response to comment two in our letter dated May 16, 2005; however, we believe the transaction expenses do not meet the definition of a cash flow from financing activities as set forth by paragraphs 18 to 20 of SFAS 95. Rather, the types of costs you have identified as transaction expenses appear to represent operating costs incurred to effect a business combination. Please revise your consolidated statements of cash flows to no longer present these transaction expenses as a component of cash flows from financing activities.

3.   We reissue our comment three in our letter dated May 16, 2005. Please refer to paragraph 28 of SFAS 95, which requires net income to be adjusted to reconcile to net cash flow from operating activities. Additionally, footnote 10 to paragraph 26 of SFAS 95 indicates separate disclosure of cash flows pertaining to discontinued operations reflected in the categories of operating, investing, and financing activities is not required. As such, disclosure of cash flows for the entire operations is required.

Note (1) – Merger, page F-9

4.   We have reviewed your response to comment four in our letter dated May 16, 2005; however, we believe that if you have designated July 1, 2004 as the effective date for the recapitalization, then the designated effective date should be applied consistently. Please amend your financial statements to recast any items, to include the change in fair value of certain hedges, which are presented in a period inconsistent with the designated effective date.

Note (6) – Derivatives and Hedging, page F-16

5.   We reissue our comment five in our letter dated May 16, 2005. We continue to believe realized gains and losses and unrealized gains and losses of derivatives not qualifying for hedge accounting should be presented in the same line item on the income statement. We refer you again to Section II.K.2 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656_106359.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ryan Milne at (202) 551-3688, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne
        Ms. Jenifer Gallagher